UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 20)1

LANDRY’S RESTAURANTS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

51508L 10 3
(CUSIP Number)

Tilman J. Fertitta
1510 West Loop South
Houston, Texas  77027
(713) 386-7000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:

Steven Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York  10022
(212) 451-2300

September 4, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 51508L 10 3

1	NAME OF REPORTING PERSON Tilman J. Fertitta
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,794,155 (1) (2)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 9,794,155 (1) (2)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,794,155 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.5% (See Item 5)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 900,000 shares subject to options that have not been exercised by Tilman J. Fertitta but which are immediately exercisable or will become exercisable within 60 days of the date hereof.

(2)
Includes 500,000 shares of restricted Common Stock which vest 10 years from the effective date of grant and an additional 275,000 shares of restricted Common Stock which vest 7 years from the effective date of grant.

CUSIP NO. 51508L 10 3

AMENDMENT NO. 20 TO SCHEDULE 13D

The following constitutes Amendment No. 20 (“Amendment No. 20”) to the Schedule 13D filed by the undersigned.  This Amendment No. 20 amends and restates the statement on Schedule 13D filed by the undersigned with respect to the Common Stock, par value $.01 per share, of Landry’s Restaurants, Inc.  Such Schedule 13D is hereby amended as follows:

ITEM 1.	SECURITY AND ISSUER

This statement relates to the Common Stock, par value $.01 per share (“Common Stock”), of Landry’s Restaurants, Inc., a Delaware corporation (“Landry’s”).  The address of Landry’s principal executive office is 1510 West Loop South, Houston, Texas 77027.

ITEM 2.	IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Tilman J. Fertitta (“Fertitta” or the “Reporting Person”).

The business address of Fertitta is 1510 West Loop South, Houston, Texas 77027.

The principal occupation of Fertitta is serving as President and Chief Executive Officer of Landry’s.

During the last five years, the Reporting Person has not been convicted in any criminal proceeding nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Fertitta is a United States citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase price of the shares of Common Stock acquired by Fertitta (exclusive of grants of options and shares of restricted Common Stock) is approximately $60,665,065, excluding brokerage commissions.  Such shares were acquired with Fertitta’s personal funds or, in the case of certain option exercises, through the delivery by Fertitta of shares of Common Stock owned by him to Landry’s to pay the exercise price for the options and federal withholding taxes.

ITEM 4.	PURPOSE OF TRANSACTION

Fertitta is the founder of Landry’s and is its current Chairman, Chief Executive Officer and President.  Since Landry’s inception, he has been, directly or indirectly, Landry’s largest individual stockholder.

On September 4, 2009, Fertitta sent a letter to the Special Committee of Landry’s Board of Directors (the “Special Committee”) expressing his desire to enter into formal discussions with the Special Committee on a non-binding proposal regarding a going-private transaction and a related tax-free spin-off of Landry’s wholly-owned subsidiary, Saltgrass, Inc. (“Saltgrass”), in which Fertitta would acquire all of the shares of Common Stock that he does not currently own and Landry’s stockholders, including Fertitta, would receive shares of Saltgrass in exchange for their shares of Common Stock.  Saltgrass would be a reporting company under the Securities Exchange Act of 1934, as amended, and would be listed for trading on a national securities exchange as of the closing of the transaction.  Fertitta would be willing to have approval of the transaction conditioned on the affirmative vote of the holders of a majority of Landry’s outstanding Common Stock not owned by Fertitta.  This indication of interest is non-binding and no agreement, arrangement or understanding between the parties will be created until such time as definitive documentation has been executed and delivered by Landry’s and all other appropriate parties and the agreement, arrangement or understanding has been approved by Landry’s Board of Directors and the Special Committee.

CUSIP NO. 51508L 10 3

Fertitta will continually evaluate his ownership of the Common Stock and Landry’s business and industry. Depending on market conditions and other factors that he may deem material to his investment decision, he may, from time to time, acquire additional shares of Common Stock or dispose of all or a portion of the shares of the Common Stock now owned or hereafter acquired by him in open market or privately negotiated transactions and may make recommendations, including in his capacity as an executive officer or director, relating to the matters set forth in paragraphs (a)-(j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)           AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES BENEFICIALLY OWNED:

Fertitta is the direct beneficial owner of 9,794,155 shares of Common Stock, including (i) options to acquire 900,000 shares of Common Stock which are immediately exercisable or will become exercisable within 60 days of the date hereof and (ii) 775,000 shares of restricted Common Stock, 500,000 shares of which vest 10 years from the effective date of grant and 275,000 shares of which vest 7 years from the effective date of grant, representing in the aggregate approximately 57.5% of the shares of Common Stock outstanding based on 16,142,551 shares of Common Stock outstanding as of August 7, 2009, as reported in Landry’s second quarter Form 10-Q filed with the Securities and Exchange Commission.

(b)           NUMBER OF SHARES AS TO WHICH REPORTING PERSON HAS SOLE OR SHARED POWER TO VOTE OR DISPOSE:

Fertitta has the sole power to vote, or to direct the vote of, and the sole power to dispose of, or to direct the disposition of, the shares of Common Stock beneficially owned by him.

(c)           TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS:

None.

(d)           OTHER PERSON WITH RIGHT TO RECEIVE OR POWER TO DIRECT THE RECEIPT OF DIVIDENDS FROM, OR THE PROCEEDS FROM THE SALE OF, THE SECURITIES.

Not applicable.

(e)           DATE ON WHICH REPORTING PERSON CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE SECURITIES.

Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Fertitta currently has options to acquire (i) 100,000 shares of Common Stock (awarded in 2000) at an exercise price of $7.00 per share, which are fully vested, (ii) 250,000 shares of Common Stock (awarded in 2001) at an exercise price of $8.50 per share, which are fully vested; (iii) 300,000 shares of Common Stock (awarded in 2002) at an exercise price of $18.50 per share, which are fully vested; and (iv) 250,000 shares of Common Stock (awarded in 2004) at an exercise price of $27.50 per share, which are fully vested.

CUSIP NO. 51508L 10 3

Pursuant to Fertitta’s employment agreement with Landry’s, he was awarded 500,000 shares of restricted Common Stock, which vest 10 years from the effective date of grant. In addition, on March 14, 2006, pursuant to an amendment to his employment agreement, he was awarded an additional 275,000 shares of restricted Common Stock subject to a 7-year vesting schedule in lieu of a stock option grant due him under his employment agreement.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

None.

CUSIP NO. 51508L 10 3

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

September 9, 2009
(Date)

/s/ Tilman J. Fertitta
Tilman J. Fertitta